April 4, 2007

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Asia Payment Systems, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 12, 2007

Dear Ms. Garnett:

     In response to your letter dated March 20, 2007, please be advised that the Asia Payment Systems, Inc. (the “Company”) has advised me that the consent was obtained by shareholders of the Company. A number of the shareholders have known each since the inception of the Company and communicate with each other regularly; some of the entities that are shareholders have board members and officers who are board members and officers of other shareholder entities; and, in general, all of the shareholders or persons who control the shareholder entities have a business background and are acutely aware of the statutory requirements relating to stated capital and again communicate regularly with each other.

     The proposal to increase in authorized capital was not initiated by the corporation, but in fact was initiated by the group of shareholders named in the information statement.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb
cc: Asia Payment Systems, Inc.